Effective at the close of business on March 18, 2005, Evergreen Treasury Money Market Fund (the "Fund") acquired the net assets of SouthTrust U.S. Treasury Money Market Fund in a tax-free exchange for Class I shares of the Fund. Shares were issued to Class I shares of SouthTrust U.S. Treasury Money Market Fund at an exchange ratio of 1.00 for Class I shares of the Fund. The aggregate net assets of the Fund and SouthTrust U.S. Treasury Money Market Fund immediately prior to the acquisition were $2,045,789,998 and $919,870,981, respectively. The aggregate net assets of the Fund immediately after the acquisition were $2,965,660,979.